October 24, 2024

VIA EDGAR

Ms. Claire DeLabar
Mr. Robert Littlepage
Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    ECARX Holdings Inc. (the “Company”)
Form 20-F for the Year Ended December 31, 2023
Response dated September 18, 2024

Dear Ms. Claire DeLabar and Mr. Robert Littlepage,
The Company has received the letter dated October 3, 2024 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2023 filed with the Commission on April 3, 2024 (the “2023 Form 20-F”) and the Company’s response letter submitted on September 18, 2024. On October 17, 2024, the Company submitted a letter to the Commission requesting for an extension of the deadline for responding to the Letter and the Company is hereby respectfully requesting that the deadline be further extended to November 15, 2024 due to the additional time required to gather sufficient information to address the Staff’s comments in the Letter.
If you have any additional questions or comments regarding the 2023 Form 20-F, please contact the undersigned at +86 (571) 8530 6942 or phil.zhou@ecarxgroup.com or the Company’s U.S. counsel Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or Shu.Du@skadden.com.
Very truly yours,

/s/ Jing (Phil) Zhou
Jing (Phil) Zhou
Chief Financial Officer
cc:    Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Oliver Xu, Partner, KPMG Huazhen LLP

上海市徐汇区龙腾大道2121号众腾大厦1号楼5楼
F5, Bldg 1, Zhongteng Building, No. 2121 Longteng Avenue, Xuhui District, Shanghai
www.ecarxgroup.com